 RT ████████████
Really appreciate you coming out! It means a lot!
To: ██

Good Day!

Missed Our Last Event? Here's What You Need to Know!

Our Martinique Investment Cocktail Hour on June 14th in Nashville was a powerful reminder that when passionate people come together, incredible things happen. Despite a busy city weekend, those who att
to share, and pushing us to attend **Invest Fest in Atlanta** this August. We heard you loud and clear – and we're going!

This is more than just an investment; it's about building a legacy in Old Hickory. We're moving full steam ahead and already planning our **next Martinique Cocktail Hour for July**. Get ready for details soon!

Why Crowdfunding with Martinique? Your Trust, Our Transparency.

We get it – crowdfunding can seem daunting. That's why we want to be crystal clear about why **Wefunder is the secure and smart choice** for investing in Martinique Old Hickory. Our account manager, Chri

- **Proven Track Record:** Over 3,500 companies have been funded on Wefunder, with nearly $1 BILLION invested by over 1 MILLION investors.
- **Decade of Impact:** See Wefunder's first 10 years of impact: wefunder.com/pbc
- **Your Security Matters:** Learn about Wefunder's robust account security: help.wefunder.com/getting-started-for-investors/how-secure-is-my-account
- **Market Leader:** KingsCrowd confirms Wefunder as the market leader for crowdfunding campaigns like ours: kingscrowd.com/2024-investment-crowdfunding-trends-stats-and-platform-rankings/

Ready to Dive Deeper?

- **Explore our Vision:** Visit our website at Martiniqueoldhickory.com
- **Become an Investor:** Join us on Wefunder: Wefunder.com/martinique.1
- **Get the Full Presentation:** Download the Martinique Presentation here: Martinique - Boat (Ricky Toran) Deck (FINAL)edit.pptx (pswd: Martinique)
- **Let's Talk:** Want a personalized TEAMS/ZOOM call? Don't hesitate to reach out!

Time is Running Out!

We're aiming for a **$1.5 million goal** and our **deadline is SEPTEMBER 30th!** Every share, every conversation, and every investment brings us closer to making Martinique Old Hickory a reality.